                                                                     EXHIBIT 4.1

                                                                  EXECUTION COPY


                    PRUDENTIAL SECURITIES CREDIT CORPORATION
                               One Seaport Plaza
                            New York, New York 10292

                                                         As of December 30, 1997



VISION TWENTY-ONE, INC.
7209 Bryan Dairy Road
Largo, Florida 33777

Ladies and Gentlemen:

         PRUDENTIAL SECURITIES CREDIT CORPORATION ("PRUDENTIAL") refers to that certain Note and Warrant Purchase Agreement, dated as of November 3, 1997, as amended by the letter amendment, dated as of November 20, 1997 (as so amended, the "AGREEMENT"), between VISION TWENTY-ONE, INC., a Florida corporation (the "COMPANY"), and Prudential; capitalized terms used herein shall have the meanings assigned to them in the Agreement. The Company has requested that certain amendments be made to the Agreement, and for consideration received Prudential has so agreed. Accordingly, subject to the conditions precedent set forth below, Prudential and the Company agree as follows, effective as of the date first written above:

         Paragraphs (a) and (a)(i) of Section 1 are hereby amended and restated to read as follows:

                  (a) From time to time, during the period from the Closing Date (as defined in Section 10 below) until the Note Termination Date (as defined below) one or more senior secured notes of the Company, at par, in an aggregate principal amount not to exceed at any time outstanding $27,542,470 (such agreement to purchase such notes, as modified from time to time pursuant to Section 5 below, being hereinafter referred to as the "NOTE COMMITMENT") as follows:

                           (i) one or more senior secured notes in an aggregate
                  principal amount not to exceed $16,667,026, substantially in the form of Exhibit A-1 hereto (each a "SERIES A NOTE" and collectively, the "SERIES A NOTES") to fund the cash portion of the Practice Acquisitions, as well as other similar acquisitions, including the use of at least $6,920,542 to fund the acquisitions of MEC Health Care, Inc. and LSI Acquisition, Inc.; and

In addition, Section 13(f) of the Agreement is amended and restated to read as follows:

                  (b) USE OF PROCEEDS. Use the proceeds of each Series A Note solely (i) to fund the cash portion of the Practice Acquisitions or similar acquisitions of ophthalmological and optometric practices, including the use of at least $6,920,542 to fund the acquisitions of MEC Health Care, Inc. and LSI Acquisition, Inc. and (ii) for the payment of professional fees (including advisory, legal, accounting and appraisal fees) relating to such acquisitions. Use the proceeds of each Series B Note solely (x) to fund the amount by which the cash portion of the Block Acquisition exceeds the net proceeds from the Equity Offering (if any) received by the Company on or prior to November 30, 1997 (y) to repay the existing indebtedness of Block and/or any of its subsidiaries to NationsBank, N.A. and (z) for the payment of professional fees (including advisory, legal, accounting and appraisal fees) relating to the Block Acquisition.

         The effectiveness of the amendment to the Agreement set forth above is subject to the conditions precedent that:

                  (a) Both immediately before the effectiveness of the amendment set forth above and after giving effect thereto, (i) the representations and warranties set forth in Section 12 of the Agreement and Section 4 of each Security Agreement (and, all references to the Agreement and the other Loan Documents set forth in said Section 12 shall be deemed to include this letter amendment) shall be true and complete, as though made on and as of date of the effectiveness of the amendment to the Agreement set forth above and (ii) no event has occurred and is continuing, or would result from the effectiveness of the amendment set forth above, that constitutes an Event of Default or would constitute an Event of Default but for the requirement that notice be given or time elapse or both.

                  (b) All corporate and governmental approvals, if any, required to be obtained by the Company in connection with the execution and delivery of this letter amendment and the transactions contemplated hereby shall have been obtained.

         On and after the effective date of this Amendment, each reference in the Agreement, and the other Loan Document to "this Agreement", "hereunder", "hereof" or "the Agreement", "thereunder", "thereof", or, in either case, words of like import referring to the Agreement, shall mean and be a reference to the Agreement, as amended by this Amendment. The Agreement, as amended by this Amendment, is and shall continue to be in full force and effect and is hereby in all respects ratified and confirmed. Except as otherwise set forth herein, this Amendment shall not constitute a waiver of, or modification to, any provision of the Agreement or any other Loan Document.

         This Amendment shall be construed and enforced in accordance with, and the rights of the parties shall be governed by, the law of the State of New York, excluding choice-of-law, principles of the law of such state that would require the application of the laws of a jurisdiction other than such state. This Amendment may be executed in separate counterparts, each of which shall be an original, with the same effect as if the signatures were upon the same instrument.

                            [Signatures on next page]

         If you agree to the terms and provisions hereof, please evidence such agreement by executing and returning at least two counterparts of this Amendment to Prudential, in care of King & Spalding, 1185 Avenue of the Americas, New York, New York 10036, attention of Anthony J. Cilea.

                                    Very truly yours,

                                    PRUDENTIAL SECURITIES CREDIT
                                     CORPORATION



                                    By /s/ JEFF K. FRENCH
                                      --------------------------
                                      Name:  Jeff K. French
                                      Title: First Vice President
                                             Senior Credit Officer

Accepted and agreed as of the
date first written above:

VISION TWENTY-ONE, INC.



By /s/ RICHARD T. WELCH
  --------------------------
  Name:  Richard T. Welch
  Title: Chief Financial Officer